Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity Frst

Protection First

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2006-MTNDD025 Subject to Completion, Dated June 23, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Equity Linked Notes

Based Upon the S&P 100® Index

Due 2010

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 23, 2006

2	Principal-Protected Equity Linked Notes

Principal-Protected Equity Linked Notes

Based Upon the S&P 100® Index

Due 2010

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

OVERVIEW OF THE NOTES

The Principal-Protected Equity Linked Notes are hybrid investments that combine characteristics of equity and fixed income instruments. Similar to a fixed income investment, an investor’s initial investment is 100% principal protected at maturity. Instead of paying a periodic fixed or floating rate of interest, the return on these notes is paid at maturity and is based upon the appreciation, if any, of an underlying equity index. This type of investment allows investors to participate in a portion of the growth potential of the equity markets without risking their initial investment.

The notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. In addition, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the underlying equity index. The notes may be an attractive investment for an investor seeking growth potential on a principal protected basis who is willing to forego current income. This type of investor may include, but is not limited to:

°	Fixed-income investors currently invested in zero coupon bonds who are seeking an opportunity to earn potentially higher equity-linked returns.

°	Conservative equity investors who wish to participate in a portion of the upside potential of a broad-based equity market index, while limiting their exposure to the downside.

The notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Principal-Protected Equity Linked Notes	3

HOW THE NOTES BASED UPON THE S&P 100® INDEX WORK

The Principal-Protected Equity Linked Notes Based Upon the S&P 100® Index (the “Notes”) are equity-linked securities issued by Citigroup Funding that have a maturity of approximately 3.75 years. At maturity, for each Note you then hold, you will receive an amount in cash equal to the sum of $10 (your initial investment) plus an Index Return Amount, which may be positive or zero depending on the appreciation, if any, of the S&P 100 Index. If the Ending Value exceeds the Starting Value, the Index Return Amount will equal the product of (1) $10, (2) the Index Return and (3) the Participation Rate, which is expected to be approximately 80% to 85% (to be determined on the Pricing Date). If the Ending Value is less than or equal to the Starting Value, the Index Return Amount will be zero. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the value of the S&P 100 Index on the Valuation Date. Capitalized terms used in this summary are defined in “Preliminary Terms” on the following page.

4	Principal-Protected Equity Linked Notes

PRELIMINARY TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA– (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% on the Maturity Date
Security:	Principal-Protected Equity Linked Notes Based Upon the S&P 100® Index
Pricing Date:	, 2006
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately 3.75 years after the Pricing Date
Maturity Date:	Approximately 3.75 years after the Issue Date
Underlying Index:	S&P 100® Index
Issue Price:	$10.00 per Note
Interest:	None
Payment at Maturity:	For each $10.00 Note, $10.00 plus an Index Return Amount, which may be positive or zero
Index Return Amount:	$10.00 x Index Return x Participation Rate, provided that the Index Return Amount will not be less than zero
Index Return:	Will equal the following fraction, expressed as a percentage: Ending Value – Starting Value Starting Value
Participation Rate:	Approximately 80% to 85% (to be determined on the Pricing Date)
Starting Value:	The closing value of the S&P 100 Index on the Pricing Date
Ending Value:	The closing value of the S&P 100 Index on the Valuation Date
Listing:	We will apply to list the Notes on the American Stock Exchange under the symbol “PCO”
Agent’s Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

Principal-Protected Equity Linked Notes	5

BENEFITS OF THE NOTES

°	Growth Potential. The Index Return Amount payable at maturity is based on the closing value of the S&P 100 Index on the Valuation Date and on the Participation Rate, enabling you to participate in a portion of the potential increase in the value of the S&P 100 Index during the term of the Notes without directly investing in the S&P 100 Index or having to acquire each of the component stocks of the S&P 100 Index.

°	Capital Preservation. At maturity, we will pay you at least the principal amount of the Notes regardless of the performance of the S&P 100 Index.

°	Diversification. The Notes are linked to the S&P 100 Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the preliminary pricing supplement related to this offering for a full description of risks.

°	Partial Participation in Appreciation. If the Ending Value is greater than the Starting Value, your participation in the appreciation of the S&P 100 Index is expected to be between approximately 80% to 85% (to be determined on the Pricing Date). Because you will not participate in 100% of the potential appreciation, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the full percentage change in the S&P 100 Index or an investment in some or all of the stocks underlying the S&P 100 Index.

°	Possibility of No Return. If the Ending Value is equal to or less than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the S&P 100 Index is greater than the Starting Value at one or more times during the term of the Notes or if the closing value of the S&P 100 Index at maturity exceeds the Starting Value, but the closing value of the S&P 100 Index on the Valuation Date is equal to or less than the Starting Value.

°	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the S&P 100 Index.

°	Potential for a Lower Comparable Yield. The Notes do not pay any periodic interest. As a result, even if the Ending Value is greater than the Starting Value, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

°	Secondary Market. Citigroup Funding will apply to list the Notes on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

6	Principal-Protected Equity Linked Notes

°	No Principal Protection Unless You Hold the Notes to Maturity. Due to, among other things, changes in the price of and dividend yields on the stocks comprising the S&P 100 Index, interest rates, the earnings performance of the issuers of the stocks comprising the S&P 100 Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

°	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

°	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks comprising the S&P 100 Index or other instruments, such as options, swaps or futures, based upon the S&P 100 Index or the stocks comprising the S&P 100 Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form), the stocks underlying the S&P 100 Index are actively traded and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary pricing supplement for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Principal-Protected Equity Linked Notes	7

The S&P 100® Index

The S&P 100 Index, a subset of the S&P 500 Index, is published by S&P and is comprised of the stocks of 100 large U.S. companies with exchange-listed options. Constituents of the S&P 100 Index are selected for sector balance and, as of December 31, 2005, represent about 57% of the market capitalization of the S&P 500 Index. The stocks in the S&P 100 Index are generally among the largest and most established companies in the S&P 500 Index. The S&P 100 Index was launched with a base value of 50 as of January 2, 1976 and split 2-for-1 on November 24, 1997. Currently, S&P calculates the S&P 100 Index based on the fully float-adjusted market capitalization of each constituent stock.

The following graph illustrates the historical performance of the S&P 100 Index based on the closing value thereof at the end of each month from January 1980 through May 2006. Past movements of the index are not necessarily indicative of future index values.

The closing value of the S&P 100 Index on June 23, 2006 was 569.47. Monthly historical values for the S&P 100 Index and additional information on the S&P 100 Index, including its makeup, method of calculation and changes in its components, are included in the preliminary pricing supplement related to this offering under “Description of the S&P 100® Index.”

License Agreement.     S&P and Citigroup have entered into a non-exclusive license agreement providing for the license to Citigroup and its subsidiaries, including Citigroup Funding Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes.

The license agreement between S&P and Citigroup provides that the following language must be stated in this offering summary:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 100 Index to track general stock market performance. S&P’s only relationship to Citigroup and its subsidiaries, including Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 100 Index which is determined,

8	Principal-Protected Equity Linked Notes

composed and calculated by S&P without regard to Citigroup, its subsidiaries or the holders of the Notes. S&P has no obligation to take the needs of Citigroup, its subsidiaries or the holders of the Notes into consideration in determining, composing or calculating the S&P 100 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 100 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP, ITS SUBSIDIARIES, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 100 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosure contained in this offering summary regarding the S&P 100 Index, including its makeup method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup, Citigroup Funding, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Principal-Protected Equity Linked Notes	9

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

• Issue Price: $10.00 per Note	• Participation Rate: 82.5%
• Starting Value: 581.20	• Term of the Notes: 3.75 years

As shown by the examples below, if the Index Return is 0.00% or less, you will receive an amount at maturity equal to $10.00 per Note, the amount of your initial investment in the Notes. If the Index Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the Notes.

Ending Value	Index Return	Index Return Amount(1)	Maturity Payment(2)	Total Return on the Notes	Annualized Return on the Notes(3)
232.48	-60.00%	$0.00	$10.00	0.00%	0.00%
290.60	-50.00%	$0.00	$10.00	0.00%	0.00%
348.72	-40.00%	$0.00	$10.00	0.00%	0.00%
406.84	-30.00%	$0.00	$10.00	0.00%	0.00%
464.96	-20.00%	$0.00	$10.00	0.00%	0.00%
523.08	-10.00%	$0.00	$10.00	0.00%	0.00%
581.20	0.00%	$0.00	$10.00	0.00%	0.00%
639.32	10.00%	$0.83	$10.83	8.25%	2.14%
697.44	20.00%	$1.65	$11.65	16.50%	4.16%
755.56	30.00%	$2.48	$12.48	24.75%	6.07%
813.68	40.00%	$3.30	$13.30	33.00%	7.90%
871.80	50.00%	$4.13	$14.13	41.25%	9.65%
929.92	60.00%	$4.95	$14.95	49.50%	11.32%
988.04	70.00%	$5.78	$15.78	57.75%	12.93%
1,046.16	80.00%	$6.60	$16.60	66.00%	14.47%

(1)	Index Return Amount = $10.00 x Index Return x Participation Rate, provided that the Index Return Amount will not be less than zero

(2)	Maturity payment = $10.00 + Index Return Amount

(3)	Compounded annually

The examples above are for purposes of illustration only. The actual maturity payment will depend on the actual Index Return Amount which, in turn, will depend on the actual Starting Value, Ending Value and Participation Rate.

10	Principal-Protected Equity Linked Notes

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

Additional Considerations

If no closing value of the S&P 100 Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if the S&P 100 Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the S&P 100 Index prior to any such discontinuance. You should refer to the sections “Description of the Notes — Index Return Amount” and “— Discontinuance of the S&P 100 Index” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Standard & Poor’s®,” “Standard & Poor’s 100®,” “S&P 100®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no representation regarding the advisability of investing in the Notes.

©2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.

www.des.citigroupcib.com